Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010-3629	Deutsche Bank Securities Inc. 60 Wall Street, 4th Floor New York, New York 10005

January 28, 2008

Re:	RENESOLA LTD

Registration Statement on Form F-1 (Registration File No. 333-148550)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of the offering, wish to advise you we have made necessary arrangements to distribute the preliminary prospectus dated January 10, 2008 for the offering by January 15, 2008, approximately as follows:

	12,125	to underwriters
	4,625	to institutions
TOTAL	16,750

On January 15, 2008, the Financial Industry Regulatory Authority granted “No Objections” opinion in respect of this offering.

The underwriters of the offering have confirmed that they are aware of their obligations under the Act and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of ReneSola Ltd for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:30 p.m., Eastern Time, on January 28, 2008, or as soon as practicable thereafter.

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Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Bryce Lee
Name:	Bryce Lee
Title:	Managing Director

Deutsche Bank Securities Inc.

By:	/s/ Ted Tobiason
Name:	Ted Tobiason
Title:	Managing Director

By:	/s/ David Locala
Name:	David Locala
Title:	Managing Director